UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Allotment of New Shares dated 9 June 2022

9 June 2022

Argo Blockchain PLC

("Argo" or "the Company")

Allotment of New Shares

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), announces the allotment of 8,147,831 new Ordinary Shares in connection with the Company's acquisition of DPN LLC.

In March 2021, the Company acquired DPN LLC along with the land held by DPN LLC for Helios, its flagship Bitcoin mining facility in Dickens County, Texas. The merger agreement with DPN LLC and the DPN LLC members (the "Agreement") contains certain milestones which trigger deferred consideration to be satisfied by the allotment of further ordinary shares of £0.001 each in the Company ("Ordinary Shares") to the DPN LLC members. Certain of the milestones have now been met and the Company is obliged to issue 8,147,831 new Ordinary Shares to the members of DPN LLC, credited as fully paid at a price per share of £0.4950. No further Ordinary Shares are owed to the DPN LLC members under the terms of the Agreement as the remaining milestones have not been met.

Application will be made for the 8,147,831 new Ordinary Shares to be admitted to the standard segment of the Official List and to trading on the Main Market of the London Stock Exchange. Admission is expected to occur at 8:00 a.m. on Monday, 13 June 2022. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares of the Company.

Following Admission, the total number of Ordinary Shares in issue will be 477,825,166 and the total number of voting rights will therefore be 477,825,166. This figure may be used by shareholders of the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the share capital of the Company under the FCA's Disclosure and Transparency Rules.

Inside Information

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 June 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel